Exhibit 99(a)(15)


For Immediate Release

LG ELECTRONICS ANNOUNCES FINAL RESULTS OF TENDER OFFER FOR ZENITH
STOCK

     Seoul, Korea, November 16, 1995 -- LG Electronics Inc. today announced the final results of its tender offer for 18,619,000 shares of common stock of Zenith Electronics Corporation. A total of 34,702,297.557 shares were properly tendered in response to the tender offer and LG Electronics, together with its majority-owned subsidiary, LG Semicon Co., Ltd., have purchased 18,619,000 of the shares tendered. As a result, the final proration factor (the percentage of shares validly tendered that have been purchased) is 53.653508%. On or about November 17, LG Electronics will deposit the purchase price of $10 for each share purchased in the tender offer with the depositary for transmission to the tendering shareholders. Shares tendered but not purchased in the tender offer are expected to be returned on or about November 22.

     LG Electronics Inc. is a leading manufacturer of consumer electronics, multimedia products, home appliances and, through LG
Semicon, semiconductors with combined worldwide sales of $8 billion in 1994.

     Zenith Electronics Corporation, based in Glenview, Ill., has been a leader in electronics for more than 75 years. Zenith's core business -- Consumer Electronics and Network Systems -- is at the center of the company's digital strategy, which includes interactive television, digital video disc (DVD) players, digital and wireless cable, data communication and HDTV systems.

Media Contacts:     Matt Afflixio--LGE (Access Public Relations)
                    415/904-7070

                    John Taylor--Zenith Electronics Corporation
                    708/391-8181

Investor Contact:   Bill McNitt--Zenith Electronics Corporation
                    708/391-7713

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